Exhibit 99.1

Subscription Agreement for T1 bis [Shares] [Pre-Funded Warrants]

INVENTIVA S.A.

50, rue de Dijon

21121 Daix

France

Inventiva S.A., a société anonyme organized under the laws of the French Republic, with a share capital of €870,776.95, consisting of 87,077,695 ordinary shares of €0.01 nominal value each (the “Ordinary Shares” and each, an “Ordinary Share”), and registered with the Commerce and Companies Registry of Dijon under the number 537 530 255 (the “Company”) has issued pursuant to the decision of the Company’s board of directors (the “Board of Directors”) held on October 11, 2024, 34,600,507 new Ordinary Shares (each, a “T1 Share” and collectively, the “T1 Shares”) and 35,399,481 pre-funded warrants to purchase up to 35,399,481 Ordinary Shares (each a “T1 Pre-Funded Warrant” and collectively, the “T1 Pre-Funded Warrants”), for a subscription price of €1.35 per T1 Share (the “T1 Subscription Price”) and of €1.34 (i.e., T1 Subscription Price less the nominal value of an Ordinary Share) per Pre-Funded Warrant (the “T1 Pre-Funded Subscription Price”), for an aggregate amount of €94,145,988.99 as specified in the subscription agreements for the T1 Shares and the T1 Pre-Funded Warrants by and between the Company and certain subscribers thereto, dated as of October 11, 2024 (each, a “T1 Subscription Agreement” and collectively, the “T1 Subscription Agreements”).

The issuance of the T1 Shares and T1 Pre-Funded Warrants is part of a transaction (the “Transaction”) which also consist of:

(i)	the issuance of 7,872,064 new Ordinary Shares (each, a “T1 bis Share” and collectively, the “T1 bis Shares”) and 8,053,847 pre-funded warrants to purchase up to 8,053,847 Ordinary Shares (each a “T1 bis Pre-Funded Warrant” and collectively, the “T1 bis Pre-Funded Warrants” and together with the T1 Pre-Funded Warrants, the “Pre-Funded Warrants”), [the terms and conditions of which are attached as Annex I-B,] for a subscription price per T1 bis Share equal to the T1 Subscription Price (the “T1 bis Subscription Price”) and a subscription price per T1 bis Pre-Funded Warrant equal to the T1 Pre-Funded Subscription Price (the “T1 bis Pre-Funded Subscription Price”), for an aggregate amount of €21,419,441.38, subject to the provisions of the subscription agreements for the T1 bis Shares and the T1 bis Pre-Funded Warrant (each a “T1 bis Subscription Agreement”), such that the aggregate of (w) the T1 Subscription Price times the number of T1 Shares issued, (x) the T1 Pre-Funded Subscription Price times the number of T1 Pre-Funded Warrants issued, (y) the T1 bis Subscription Price times the number of T1 bis Shares issued and (z) the T1 bis Pre-Funded Subscription Price times the number of T1 bis Pre-Funded Warrants, amounts to €115,565,430.37, and

(ii) the issuance of units (the “ABSAs” and the “PFW-BSAs”) in an aggregate amount of around €116,000,000 if the conditions provided in the T1 Subscription Agreements are met. Pursuant to the T1 Subscription Agreement, the Subscriber (as defined below) has agreed on October 11, 2024 to subscribe for a number of ABSAs and/or PFW-BSAs, pro rata to its share of the aggregate of the T1 Shares and T1 Pre-Funded Warrants at the Second Closing Date (as defined in the T1 Subscription Agreements).

For the avoidance of doubt, this T1 bis Subscription Agreement only relates to the issuance and subscription of T1 bis [Shares] [Pre-Funded Warrants]. The Subscriber has also agreed in the T1 Subscription Agreement to enter into a subscription agreement for the subscription of the ABSAs and/or PFW-BSAs subject to the conditions herein or therein.

The undersigned, [.] (the “Subscriber”) hereby confirms its agreement with the Company as follows:

1.	This T1 bis Subscription Agreement (including the annex[es] attached hereto, the “Agreement”) is made as of the date set forth below between the Company and the Subscriber.

2.	Pursuant to resolutions 5 and 23 adopted by the combined general meeting of shareholders on December 11, 2024 (the “General Meeting”) and the decisions adopted by the Board of Directors dated December 13, 2024, the Company has decided to issue, without shareholders’ preferential subscription rights, to the investors named in resolutions 6 to 22 of the General Meeting, the T1 bis Shares and to the investors named in resolutions 24 to 32 of the General Meeting, the T1 bis Pre-Funded Warrants (the Ordinary Shares issued upon the exercise of T1 bis Pre-Funded Warrants are referred to collectively as the “T1 bis Warrant Shares”, and the T1 bis Warrant Shares and the T1 Warrant Shares (as defined in the T1 Subscription Agreement) are referred to collectively as the “Warrant Shares”). The issuance of the T1 bis Shares will result in an immediate capital increase of €10,627,286.40 (divided into a nominal amount of € 78,720.64 and a total issuance premium of €10,548,565.76) and the issuance of the T1 bis Pre-Funded Warrants will result in a gross proceeds of €10,792,154.98, to be subscribed for by the Subscriber and the Other Subscribers (as defined in the Terms and Conditions for the Subscription of T1 bis Shares, attached hereto as Annex [I] [I-A]). The T1 bis Shares, the T1 bis Pre-Funded Warrants and the T1 bis Warrant Shares collectively are referred to herein as the “Securities.”

3.	The Company and the Subscriber agree that the Subscriber will subscribe for a number of T1 bis [Shares] [Pre-Funded Warrants] as set forth below from the Company and, in turn, the Company, promptly upon receipt of the aggregate amount set forth above, will issue such T1 bis [Shares] [Pre-Funded Warrants] to the Subscriber. The T1 bis [Shares] [Pre-Funded Warrants] shall be subscribed for pursuant to, and the manner of settlement shall be as set forth in, the Terms and Conditions for the Subscription of T1 bis [Shares] [Pre-Funded Warrants] attached hereto as Annex [I] [I-A] and incorporated herein by reference as if fully set forth herein.

4.	The ABSAs and the PFW-BSAs will be issued in accordance with the terms and conditions specified in the T1 Subscription Agreements.

5.	The Company and the Subscriber agree that the Subscriber will subscribe, and the Company will issue to the Subscriber, the T1 bis [Shares] [Pre-Funded Warrants] as follows:

Number of T1 bis [Shares] [Pre-Funded Warrants] (please hand-write the following below: “good for commitment to subscribe for ([•] ) ([•]) T1 bis [Shares] [Pre-Funded Warrants].”)1:

T1 bis [Pre-Funded] Subscription Price per T1 bis [Shares] [Pre-Funded Warrants] (including premium): [€1.35] [€1.34]

Aggregate Subscription Price (including premium) to be paid by the Subscriber (the “Subscriber Aggregated Subscription Price”): € [•]

The Subscriber Aggregated Subscription Price will be paid in euros to the Company’s account opened in the books of Société Générale Securities Services (copied below) as set forth in Section 3.2 of [Annex [I] [I-A].

[*]

Annexes:

-	Annex [I] [I-A]: Terms and conditions for the subscription of T1 bis [Shares] [Pre-Funded Warrants]

-	[Annex I-B: Terms and conditions of the T1 bis Pre-Funded Warrants]

1        French law requirement: The Investor shall include a handwritten note after signature block “valuable for number of T1 bis Pre-Funded Warrants subscribed in letters] (number of T1 bis Pre-Funded Warrants subscribed in numbers) T1 bis Pre-Funded Warrants.”

We acknowledge that we received a copy of this T1 bis Subscription Agreement, including the Annex[es] hereto.

Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

Dated as of: __________

_________________________

Subscriber

By:

Title :

Please insert the following in case of execution of the Agreement by a management company on behalf of investment funds

Name(s) of the investment funds represented by the Subscriber and number of T1 bis [Shares] [Pre-Funded Warrants] subscribed by each of them:

[•], for [•] T1 bis [Shares] [Pre-Funded Warrants]

[SUBSCRIPTION AGREEMENT SIGNATURE PAGE]

Agreed and Accepted

December 13, 2024:

INVENTIVA S.A.

By:
Name: Frédéric Cren
Title: Chief Executive Officer

ANNEX [I] [I-A]

TERMS AND CONDITIONS FOR THE SUBSCRIPTION OF T1 bis [SHARES] [PRE-FUNDED WARRANTS]

1.	Authorization and Issue of the T1 bis [Shares] [Pre-Funded Warrants]

Subject to these terms and conditions (the “Terms and Conditions”), the Company has duly authorized the issuance of the T1 bis [Shares] [Pre-Funded Warrants].

2.	Agreement to Issue and Subscribe for the T1 bis [Shares] [Pre-Funded Warrants]

2.1	At the Closing Date (defined below), the Company will issue to the Subscriber, and the Subscriber will subscribe, upon the Terms and Conditions set forth herein and in consideration for the payment of the Subscriber Aggregated Subscription Price therefor set forth in the Agreement, the number of T1 bis [Shares] [Pre-Funded Warrants] set forth in the Agreement to which these Terms and Conditions for Subscription of T1 bis [Shares] [Pre-Funded Warrants] are attached as Annex [I] [I-A].

2.2	The Company will enter into this same form of T1 bis Subscription Agreement with other investors (the “Other Subscribers”) in connection with (and will complete) the issuance of T1 bis Shares (or T1 bis Pre-Funded Warrants, as applicable) to such Other Subscribers on the terms set forth herein. The Subscriber and the Other Subscribers are hereinafter sometimes collectively referred to as the “Subscribers” and this Agreement and the T1 bis Subscription Agreements executed by the Other Subscribers are hereinafter sometimes collectively referred to as the “Agreements”.

2.3	The Subscriber acknowledges that the Company intends to pay J.P. Morgan Securities LLC, TD Securities (USA) LLC, Guggenheim Securities, LLC and LifeSci Capital LLC (the “Placement Agents”) certain placement fees in respect of the sale of T1 bis Shares and T1 bis Pre-Funded Warrants to the Subscribers. The Company has entered into an engagement letter with the Placement Agents that contains certain customary representations, warranties, covenants and agreements of the Company for the benefit of the Placement Agents alone.

3.	Closing and Transfer of the T1 bis [Shares] [Pre-Funded Warrants] and Funds

3.1	Closing

The time and date of closing shall be no later than 6:00 pm (CEST), on the date that is three (3) Business Days following the date of the publication of the press release relating to T1 bis Shares and T1 bis Pre-Funded Warrants which should occur no later than December 16, 2024, or such later date as agreed by the Company and the Subscriber (the “Closing Date”). For purposes of this Agreement, the term “Business Day” shall mean a weekday on which banks are open for general banking business in the United States and France.

The Company has designated Société Générale Securities Services as “banque centralisatrice” (the “Centralizing Bank”) to receive the subscriptions and payment of the Subscriber Aggregated Subscription Price and the T1 bis Subscription Price for the T1 bis Shares and the T1 bis Pre-Funded Subscription Price for the T1 bis Pre-Funded Warrants being subscribed by the Other Subscribers in accordance with Section 3.3 below.

3.2	Conditions to Closing

(a)	Conditions to the Company’s Obligations

At the Closing Date, the Company’s obligation to issue the T1 bis [Shares] [Pre-Funded Warrants] to the Subscriber will be subject to (i) the receipt, in a dedicated account opened at the Centralizing Bank, the details of which are set forth in the signature page of this Agreement, of the aggregate amount equal to the Subscriber Aggregated Subscription Price, and of the T1 bis Subscription Price for the T1 bis Shares and the T1 bis Pre-Funded Subscription Price for the T1 bis Pre-Funded Warrants from the Other Subscribers in an aggregate amount equal to €21,419,441.38 and (ii) the representations and warranties of the Subscriber contained in Section 6.1 being true and correct in all material respects as of the Closing Date.

(b)           Conditions to the Subscriber’s Obligations

At the Closing Date, the Subscriber’s obligation to subscribe for the T1 bis [Shares] [Pre-Funded Warrants] will be subject to (i) no material adverse change (defined as any event, violation, or circumstance, individually or in the aggregate, that had or could reasonably have a material adverse effect on any steps of the clinical development of lanifibranor, or the manufacture of the new drug for its commercial launch, or with respect to the Company’ ability to successfully achieve the NATiV3 trial or to obtain from the Food and Drug Administration (FDA) the required authorizations) between October 17, 2024 and the Closing Date, (ii) the receipt of a certified copy of the decisions of the Board of Directors dated December 13, 2024 authorizing the issuance of the T1 bis Shares and the T1 bis Pre-Funded Warrants and the entry into this Agreement between the Company and the Subscriber, (iii) the accuracy of the representations and warranties made by the Company in Section 5 below as of the date hereof and as of the Closing Date, (iv) the fulfillment of the undertakings of the Company to be fulfilled on or prior to the Closing Date and (v) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the subscription or issue of the T1 bis Shares or the T1 bis Pre-Funded Warrants.

These conditions (other than the condition (v) above which is to the benefit of the Subscribers and the Company) are to the benefit of the Subscribers which may decide to waive one or more of them (or in the case of condition (i) above, confirm, based on a certificate provided by the Company, that no material adverse change has occurred) with the consent of the Subscribers representing 60% of the aggregate of all T1 bis Shares and T1 bis Pre-Funded Warrants to be subscribed (the “Waiver”). The Waiver shall be notified by such Subscribers to the Company at the latest one Business Day prior to the Closing Date. Upon receipt, the Company shall notify all Subscribers of the Waiver in accordance with Section 8.

In the event that the Company has not received an aggregate amount equal to €21,419,441.38 at the Closing Date, representing (i) the Subscriber Aggregated Subscription Price and (ii) the T1 bis Subscription Price for the T1 bis Shares and the T1 bis Pre-Funded Subscription Price for the T1 bis Pre-Funded Warrants, from the Other Subscribers, the Subscriber Aggregated Subscription Price shall be returned to the Subscriber within four (4) Business Days following the Closing Date and the Subscriber will have the right to terminate the Agreement, unless otherwise agreed by the Subscribers representing 60% of the aggregate of all T1 bis Shares and T1 bis Pre-Funded Warrants to be subscribed (excluding the T1 bis Shares and T1 bis Pre-Funded Warrants for which the T1 bis Subscription Price or T1 bis Pre-Funded Subscription Price has not been received in accordance with this paragraph) (the “Majority Decision”). The Majority Decision shall be notified by such Subscribers to the Company at the latest on the Closing Date. Upon receipt, the Company shall notify all Subscribers of the Majority Decision in accordance with Section 8.

3.3	Delivery of Funds

No later than 11:00 pm (CEST) two (2) Business Days before the Closing Date, the Subscriber shall wire transfer the Subscriber Aggregated Subscription Price to the account opened in the books of the Centralizing Bank and shall notify (email being sufficient) the Company and the Centralizing Bank of the account from which the Subscriber Aggregated Subscription Price will be wired to the account of the Centralizing Bank.

The account of the Company to which the Subscriber Aggregated Subscription Price shall be wired is set forth in the signature page of this Agreement. By executing this Agreement, the Subscriber irrevocably instructs the Centralizing Bank to accept delivery of, the subscription monies from its settlement account to the bank account opened at the Centralizing Bank in its book in the name of the Company upon notice from the Company to the Centralizing Bank, with a copy to the Subscriber, that (i) the conditions to the closing of the transaction have been satisfied or waived and (ii) that the entire aggregate subscription price for all the Other Subscribers have been received by the Centralizing Bank.

On the Closing Date, the Company shall register, or cause to be registered by the Centralizing Bank, under the name of the Subscriber on pure registered form (au nominatif pur) the number of T1 bis [Shares] [Pre-Funded Warrants] subscribed by the Subscriber. The Centralizing Bank will deliver the subscription monies to the Company.

3.4	Delivery of T1 bis [Shares] [Pre-Funded Warrants]

On the Closing Date, subject to confirmation of the receipt of the aggregate subscription amounts for the T1 bis Shares and T1 bis Pre-Funded Warrants, as applicable, and the issuance of the depositary certificate (certificat du dépositaire) required by Article L. 225-146 of the French Commercial Code by the Centralizing Bank with respect to the T1 bis Shares, and simultaneously therewith, all of the T1 bis Shares and T1 bis Pre-Funded Warrants will be created and registered.

At the latest one (1) Business Day after the Closing Date, a notice confirming the registration of the T1 bis Pre-Funded Warrants in the book of the Company held by Société Générale Securities Services shall be delivered to the Subscriber.

4.	Exemption of a French Listing Prospectus and Euronext Notice

The Company, for the purpose of listing the T1 bis Shares and the T1 bis Warrant Shares issuable upon exercise of the T1 bis Pre-Funded Warrants on the regulated market of Euronext Paris (“Euronext”), is exempt from the requirement to file with the Autorité des marchés financiers (the “AMF”) a French-language listing prospectus as these securities, are fungible with securities already admitted to trading on the same regulated market, and represent, over a twelve-month period, less than 30% of the number of securities already admitted to trading on the same regulated market.

The Company shall provide to the Subscriber a copy of the notice issued by Euronext relating to the listing of the T1 bis Shares and T1 bis Warrant Shares on the regulated market of Euronext in Paris upon receipt of such notice.

5.	Representations, Warranties and Undertakings of the Company

5.1	The Company represents and warrants to the Subscriber, as of the date hereof and as of the Closing Date, that:

(a)	Organization and Standing. The Company is a corporation duly organized and validly existing under the laws of France and has all requisite corporate power and authority to conduct its businesses in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification (except in respect to such conduct of business that the failure to be so qualified or be in good standing would not have a Material Adverse Effect) as currently conducted and as currently proposed to be conducted and as described in the universal registration document (Document d'Enregistrement Universel) filed with the AMF under number D.24-0227 on April 3, 2024, without prior authorization of the AMF (the “2023 Universal Registration Document”) as amended by the first amendment filed with the AMF on October 14, 2024, (the “Amendment” and together with the 2023 Universal Registration Document, the “Universal Registration Document”), the annual report on the Form 20-F filed with the U.S. Securities and Exchange Commission on April 3, 2024 (the “Form 20-F” and together with the Universal Registration Document, the “Annual Report”), the interim financial report for the six months ended June 30, 2024 published on October 14, 2024 (the “2024 Half-Year Financial Report”), and any press releases issued by the Company since the publication of the Amendment, (the “Press Releases” and, together with the Annual Report, the 2024 Half-Year Financial Report, the “Company Public Information”).

In this Agreement, “Material Adverse Effect” means any event, violation, or circumstance, individually or in the aggregate that had or could reasonably be expected to have a material adverse effect on the Company’s equity, business, assets, operations, properties, liabilities or conditions (financial or otherwise), individually or in the aggregate, whether or not arising from transactions in the ordinary course of business, or on the Company’s ability to consummate the Transaction.

(b)	Corporate Power, Authorization. The issuance of the T1 bis Shares, the T1 bis Pre-Funded Warrants and the T1 bis Warrant Shares has been duly authorized by the General Meeting pursuant to resolutions 5 and 23 on December 11, 2024 and by the Board of Directors held on December 13, 2024. Where relevant, the entry into the Agreement has been duly authorized by the Board of Directors on December 13, 2024 pursuant to Article L. 225-38 of the French commercial code. The Company has the legal capacity and power to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly executed by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium or other similar laws affecting creditors’ rights generally.

(c)	No Insolvency Proceedings. The Company and its Affiliate are not (i) insolvent (en état de cessation des paiements), (ii) subject to a resolution which has been passed or meeting convened for its winding-up (dissolution) (iii) subject to any mandat ad hoc or any safeguard (sauvegarde), (including accelerated safeguard (sauvegarde accélérée) bankruptcy, liquidation or equivalent proceedings under any applicable insolvency law, and no filing has been made for the opening of any such proceeding in relation to the Company; and no action, proceedings or other step or action have been taken in relation to any of the above or suspension or stoppage of payments of the Company or any of its Affiliates or a general moratorium of any of their indebtedness with its creditors.

No liquidator, receiver, administrator, administrative receiver, provisional administrator, compulsory manager or other similar officer, mandataire ad hoc, in respect of the Company, any of its Affiliates or any of its or their assets has been appointed.

In this Agreement, "Affiliate" means, with respect to the Company, any other person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by or is under common Control with such person, in each case from time to time. Control shall be construed by reference to the definition set out in Article L. 233-1 of the French Commercial Code. As of the date hereof, the sole Affiliate of the Company is Inventiva Inc., whose registered office is at c/o Altios International Inc., 450 7th avenue, suite 1501, New York NY 10123.

(d)	Compliance with Laws. The Company and its Affiliate are in compliance in all material respects with the requirements of all applicable laws to which it is subject and all orders, writs, injunctions and decrees applicable to it or to its properties.

(e)	Capitalization. The share capital of the Company as at the date hereof is €870,776.95, consisting of 87,077,695 Ordinary Shares. The Ordinary Shares (including the T1 bis Shares) do, and at the Closing Date will, conform to the description of Ordinary Shares contained in the Annual Report (including the Universal Registration Document). The issuance of the T1 bis Shares and the T1 bis Pre-Funded Warrants and the T1 bis Warrant Shares is not or upon issuance will not be, subject to any pre-emptive, preferential subscription right, priority rights (délai de priorité) or similar rights that have not been validly excluded or waived and, no person has any other right of first refusal, pre-emptive right, right of participation, or any similar right to participate in the transaction contemplated by this Agreement.

(f)	No Conflicts and No Default. The execution and performance of the Agreement by the Company do not and will not (i) conflict with or violate any provision of the Company’s articles of incorporation (statuts), (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or entitle third parties to terminate, amend, accelerate or cancel (with or without notice, lapse of time or both), any material agreement, credit facility, material debt or other material instrument to which the Company or any of its Affiliate is a party or any of their assets is subject or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or any of its Affiliate or of its or their assets is subject, assuming the correctness of the representations and warranties made by the Subscriber herein.

(g)	Private Placement. Neither the Company nor its Affiliate, nor any person or entity acting on its or their behalf, has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under any circumstances that would require registration of the T1 bis [Shares] [Pre-Funded Warrants or T1 bis Warrant Shares] under the United States Securities Act of 1933, as amended (the “Securities Act”). Assuming the accuracy of the representations and warranties of the Subscriber contained in Section 6.1 hereof, the T1 bis [Shares] [Pre-Funded Warrants and T1 bis Warrant Shares] are being offered in reliance on an exemption from registration under the Securities Act.

(h)	Issuance and Delivery of the T1 bis [Shares] [Pre-Funded Warrants]. Upon payment of the aggregate subscription amounts by all Subscribers for the T1 bis Shares and T1 bis Pre-Funded Warrants in the manner contemplated by this Agreement, [and (ii) upon issuance of the depositary certificate (certificat du dépositaire) for the T1 bis Shares] the T1 bis [Shares] [Pre-Funded Warrants] will be duly and validly issued and fully paid. There are no restrictions on transfers of the T1 bis [Shares] [Pre-Funded Warrants] under the laws of France or the articles of incorporation (statuts) of the Company.

(i)	Issuance and Delivery of the T1 bis Warrant Shares. Upon payment of the aggregate subscription amounts by the relevant Subscribers for the T1 bis Warrant Shares in the manner contemplated by this Agreement (less the T1 bis Pre-Funded Subscription Price already paid), the T1 bis Warrant Shares will be duly and validly issued and fully paid. As of the Closing Date, there are no restrictions on transfers of the T1 bis Warrant Shares under the laws of France (except as may be provided in Section 6.2(a)) or the articles of incorporation (statuts) of the Company. This representation is only made to the benefit of a Subscriber who has subscribed to T1 bis Pre-Funded Warrants.

(j)	Consents. Excluding (i) any filing required to be made under applicable law or regulation by the Company with Euronext or the AMF in France, which has been made or shall have been made prior to the Closing Date, and (ii) any applicable filings pursuant to applicable United States state securities laws, which have been made or will be made in a timely manner, and assuming the accuracy of the representations made by the Subscriber in Section 6.1 of this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing on the part of the Company or any of its Affiliates is required in connection with the consummation of the transaction contemplated by this Agreement.

(k)	Anti-bribery.

(i)	Neither the Company nor its Affiliate and, to the Company's knowledge, any of their respective directors or officers nor, to the knowledge of the Company, any of their respective employees or agents has, in the performance of his or her duties on behalf of the Company, (i) used any corporate funds for any unlawful contribution, gift, entertainment or other expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, or any other applicable anti-bribery or anti-corruption laws of the European Union, United Kingdom or France. The Company and its Affiliate have conducted their businesses on behalf of the Company in compliance with applicable anti-corruption laws and have instituted and maintained, and will continue to maintain, policies reasonably designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.

(ii)	The Company or its Affiliate and, to the knowledge of the Company, their respective directors or officers, employees and agents have not obtained or induced directly or indirectly through any person and will not attempt to so obtain or induce the procurement of this Agreement or any contract, consent, approval, right, interest, privilege or other obligation or benefit related to this Agreement or a favourable relationship with the Subscriber through any corrupt or illegal business practice including have not given or agreed to give and shall not give or agree to give to any person, either directly or indirectly, any fee, compensation, monetary benefit or any other benefit, bribe or kickback, with the object of obtaining or inducing the procurement of this Agreement or any contract, right, interest, privilege or other obligation or benefit related to this Agreement. For the avoidance of doubt, the representation shall not apply to any payments that are legitimate in the normal course of business between each party hereto pursuant to this Agreement or with third parties for the purposes of the implementation of the transaction (such as fees for the settlement agent or professional advisers of the Company) and items, including refreshments, of an inconsequential or immaterial cost or value.

(l)	Sanctions. Neither the Company nor its Affiliate, nor, to the Company's knowledge, any of their respective directors, officers, or employees (i) has been or is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) or by any governmental agency of any other applicable jurisdiction (including the United Nations Security Council, the European Union or the member state thereof and the United Kingdom (together with the OFAC the “Sanction Authority”)), (ii) has violated or is violating any applicable sanctions administered by a Sanction Authority or has been subject to any claim, proceeding, formal notice or investigation with respect to sanctions administered by a Sanction Authority; and the Company will not directly or indirectly use the proceeds of the transaction, or lend, contribute or otherwise make available such proceeds to joint venture partner or other person or entity, for the purpose of financing the activities of or business with any person, or in any country or territory, which is currently subject to any sanctions administered by OFAC or a Sanction Authority.

(m)	Acknowledgment regarding Subscriber’s Purchase of T1 bis [Shares] [Pre-Funded Warrants]. The Company acknowledges and agrees that the Subscriber is acting solely in the capacity of an arm’s length purchaser with respect to this Agreement and the transactions contemplated hereby. The Company further acknowledges that the Subscriber is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity with respect to the Company) or any Other Subscriber with respect to this Agreement and the transactions contemplated hereby and any advice given by the Subscriber or any of its respective representatives or agents to the Company in connection with this Agreement and the transactions contemplated hereby is merely incidental to the Subscriber’s purchase of the T1 bis [Shares] [Pre-Funded Warrants]. The Company further represents to the Subscriber that the Company’s decision to enter into this Agreement has been based on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(n)	Employees. Other than the information disclosed in the Company Public Information or pursuant to a written employment agreement in force as of the date hereof or as required by applicable laws or collective bargaining agreements, none of the employees, officers or managers, regardless of their status, of the Company or its Affiliates benefit from any other severance, separation or termination pay, retention bonus, golden parachute or any similar-type benefit or payment, provided that, for the avoidance of doubt, (i) a bonus to employees who are still employed by the Company as of December 31, 2025, and/or (ii) an indemnity in the event of dismissal for a cause other than the employee’s gross negligence or wilful misconduct, for a maximum total amount (in aggregate for all employees) for (i) and (ii) of €900,000 (social charges included, if applicable) for certain employees may be paid.

(o)	Market Abuse. The Company has not, directly or indirectly, in relation to the issuance of T1 bis [Shares] [Pre-Funded Warrants] contemplated hereby, done any act or engaged in any course of conduct in breach of applicable regulations on market abuse including Regulation (EU) n°596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (as amended, the “Market Abuse Regulation”), including (i) insider trading, and (ii) has not taken, directly or indirectly, any action designed to stabilize or manipulate the price of the T1 bis [Shares] [Pre-Funded Warrants] or any security of the Company whether to facilitate the sale or resale of any of the T1 bis [Shares] [Pre-Funded Warrants] or any security of the Company or otherwise. The Company has not made available to the Subscriber information regarding the Company that could be qualified as inside information within the meaning of Market Abuse Regulation which has not been cleansed prior to the date hereof or which the Company will make or has made public in connection with, or upon the disclosure of, the issuance of T1 bis Shares and the T1 bis Pre-Funded Warrants, in accordance with applicable law.

(p)	Other Subscription Agreements. The Subscription Agreements of the Other Subscribers for the subscription of the T1 bis Shares or T1 bis Pre-Funded Warrants, as applicable, do not include terms or conditions that are more advantageous than the terms and conditions of this Agreement. The Company shall not enter into any side letter or otherwise agree (orally or in writing) to modify or waive any of the terms and provisions of such Subscription Agreement with any Other Subscriber without the prior written consent of the Subscriber.

5.2	The Company undertakes the following:

(a)	Listing Obligation. The Company shall take all necessary action to cause the T1 bis [Shares] [Warrant Shares] to be listed and to be approved for admission to trading on the regulated market of Euronext Paris [on or about the Closing Date and the T1 bis Warrant Shares] upon exercise of the T1 bis Pre-Funded Warrants.

(b)	Interim Covenants. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Closing Date, the Company and its Affiliate shall conduct its business in the usual, regular and ordinary course of business consistent with past practice.

(c)	T1 bis [Shares] [Pre-Funded Warrants] Issuance. The Company shall take all action necessary to cause the T1 bis [Shares] [Pre-Funded Warrants] to be issued to the Subscriber on the Closing Date in accordance with the terms and conditions of this Agreement.

(d)	US Tax Matters.

(i)	PFIC. The Company will (a) promptly notify the Subscriber (and in no event later than 30 Business Days following the end of each calendar year) whether the Company has determined that it or any of its subsidiaries was a passive foreign investment company for U.S. federal income tax purposes (“PFIC”) for such calendar year and (b) provide the Subscriber with sufficient information, on a timely basis, to determine whether the Company is a PFIC and allow its investors to make and maintain a Qualified Electing Fund election under Section 1295 of the U.S. Internal Revenue Code of 1986, as amended with respect to the Company in the event the Company for any year in which the Company is treated as a PFIC.

(ii)	Corporate Status. The Company will not take any action inconsistent with the treatment of the Company as a corporation for U.S. federal income tax purposes and will not elect to be treated as an entity other than a corporation for U.S. federal income tax purposes.

(e)	Use of Proceeds. The Company undertakes to use the proceeds from the subscription of the T1 bis Shares and T1 bis Pre-Funded Warrants to continue the development of lanifibranor in NASH/MASH and commercial launch, as disclosed in the press release relating to the issuance of the T1 Shares and T1 Pre-Funded Warrants dated October 14, 2024, in the French-language listing prospectus which was approved by the AMF on October 14, 2024, in connection with the issuance of the T1 Shares and T1 Warrant Shares and in the press release relating to the issuance of the T1 bis Shares and T1 bis Pre-Funded Warrants to be published. The Company shall not use these proceeds for early repayment of the Company’s financial debt prior to its stated maturity and for the redemption of any Securities other than in order to implement the Company’s liquidity agreement with Kepler Cheuvreux.

5.3	The Company shall be responsible for the payment of its own fees and expenses, including any required legal and financial announcements by the Company, the fees, disbursements and expenses of the Company’s legal counsel and any other advisors and of the Placement Agents and all regulatory and administrative expenses, including any expenses for the listing and admission to trading of the T1 bis Shares and the T1 bis Warrant Shares and any fees payable to Euroclear France.

5.4	The Company acknowledges and agrees that notwithstanding any provision of this Agreement otherwise requiring the Subscriber to provide any information or documents to the Company or any third party, the Subscriber shall be entitled to withhold, edit, redact and/or otherwise limit disclosure of any such information or documents on the grounds of national security and/or financial or economic sensitivity and the Subscriber shall have no liability whatsoever and shall be free and harmless from any claims whatsoever for exercising its rights pursuant to this clause.

5.5	For the avoidance of doubt, the Subscriber is solely liable for its obligations set forth in or arising under this Agreement, and no direct or indirect legal or beneficial owner of Subscriber shall have any liability in respect of this Agreement.

5.6	The Company undertakes to submit to the next annual general meeting of shareholders and, at the latest, to the general meeting of shareholders convened to approve the financial statements for the year ending December 31, 2025, up to four additional new members of the Board of Directors, in order to replace existing members of the Board of Directors (other than Frédéric Cren, Mark Pruzanski and Srinivas Akkaraju), one of which upon proposal of BVF, and three of which upon proposal of each of the three largest Subscribers (based on the number of T1 Shares and T1 Pre-Funded Warrants in the T1 Shares and T1 Pre-Funded Warrants offering) to the extent requested on a timely basis by any such Subscribers and in accordance with applicable laws. The relevant Subscribers must inform the Company of the names of the candidates no later than December 31, 2025.

6.	Representations and Warranties and Covenants of the Subscriber

6.1	The Subscriber represents and warrants to the Company that:

(a)	Organization. The Subscriber is duly organized and is validly existing under the laws of its jurisdiction of incorporation or other organization.

(b)	Power; Authorization. The execution and performance by the Subscriber of the Agreement has been duly authorized by all necessary corporate bodies, or, if the Subscriber is not a corporation, such partnership, limited liability company or other applicable bodies, on the part of the Subscriber. As such (i) the Subscriber has all requisite corporate or other power and capacity and has taken all requisite corporate or other action to execute and deliver this Agreement, to subscribe the T1 bis [Shares] [Pre-Funded Warrants], to pay the Subscriber Aggregated Subscription Price, and to carry out and perform all of its obligations under this Agreement; and (ii) this Agreement has been duly executed by the Subscriber, and when delivered by the Subscriber in accordance with terms hereof, will constitute the valid and legally binding obligation of the Subscriber, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors’ rights generally.

(c)	Information. The Subscriber has had an opportunity to discuss the Company’s business, management, financial affairs and the terms and conditions of the offering of the T1 bis Shares and the T1 bis Pre-Funded Warrants and the ABSAs and the PFW-BSAs with the Company’s management. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 5.1 of this Agreement or the right of the Subscribers to rely thereon.

(d)	Investment Intent. The Subscriber is acquiring its entire beneficial ownership interest in the Securities for its own account for investment purposes only, and not with a view to any distribution, in whole or in part, in any manner that would violate the securities laws of the United States or any other jurisdiction. The Subscriber understands that its acquisition or subscription of the Securities has not and will not be registered under the securities laws of the United States or any other jurisdiction, and that the Securities may not be resold or transferred in the United States or otherwise except in compliance with applicable law and the restrictions set forth herein. Except as contemplated by this Agreement, the Subscriber has not entered into any agreement, undertaking, arrangement, obligation or commitment providing for the disposition of the Securities. The Subscriber represents that it has not been organized, reorganized or recapitalized specifically for the purpose of investing in the Securities.

(e)	No Insolvency Proceedings. To the knowledge of the Subscriber, no bankruptcy, insolvency or other proceedings of general application affecting creditors’ rights have been proposed, commenced or threatened against the Subscriber, and no judgment has been made or is pending declaring the Subscriber insolvent.

(f)	No Violation. Neither the execution of this Agreement by the Subscriber nor the subscription of the T1 bis [Shares] [Pre-Funded Warrants] by the Subscriber violates or will violate (i) any provision of the articles of association (or equivalent constituent documents) of the Subscriber, (ii) any material applicable law or material regulation binding upon the Subscriber or its assets, (iii) any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Subscriber or any of its assets, (iv) the rules of any stock exchange as they apply to the Subscriber (but excluding the rules of any stock exchange as they apply to the Company only), and (v), any other material agreements to which the Subscriber is a party, in each case, with respect to clauses (i) – (v) of this Section 6.1(f), except to the extent that such violation would not reasonably be expected to materially impair or delay the Subscriber’s ability to perform its obligations under this Agreement.

(g)	Subscriber. The Subscriber is the investor designated by/or pursuant to the resolutions of the General Meeting relating to its investment. The Subscriber is a “qualified investor” within the meaning of Article 2(e) of Regulation (UE) 2017/1129, as amended. The Subscriber is subscribing for the number of T1 bis [Shares] [Pre-Funded Warrants] set forth hereto in the ordinary course of its business for investment only and with no present intention of distributing any of such T1 bis [Shares] [Pre-Funded Warrants] or any arrangement or understanding with any other persons regarding the distribution of such T1 bis [Shares] [Pre-Funded Warrants].

(h)	Restricted Securities. The Subscriber understands that the T1 bis [Shares] [Pre-Funded Warrants] have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber’s representations as expressed herein. The Subscriber understands that, in addition to the restrictions applicable to the T1 bis [Shares] [Pre-Funded Warrants] under this Agreement, the T1 bis [Shares] [Pre-Funded Warrants] are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Subscriber must hold the T1 bis [Shares] [Pre-Funded Warrants] indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Subscriber acknowledges that the Company has no obligation to register or qualify the T1 bis [Shares] [Pre-Funded Warrants] for resale. The Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the T1 bis [Shares] [Pre-Funded Warrants], and on requirements relating to the Company which are outside of the Subscriber’s control, and which the Company is under no obligation and may not be able to satisfy. The Subscriber understands that no United States federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the T1 bis [Shares] [Pre-Funded Warrants].

(i)	Accredited Investor, Institutional Account and Sophisticated Institutional Investor. The Subscriber is (a) an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act, (b) an Institutional Account as defined in FINRA Rule 4512(c) and (c) a sophisticated institutional investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, including its participation in the execution, delivery and performance of the Agreements. The Subscriber has determined based on its own independent review and such professional advice as it has deemed appropriate that its purchase of the Securities and participation in the execution, delivery and performance of the Agreements (i) are fully consistent with such Subscriber’s financial needs, objectives and condition, (ii) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to such Subscriber, (iii) have been duly authorized and approved by all necessary action on its part, (iv) do not and will not violate or constitute a default under such Subscriber’s charter, by-laws or other constituent document or under any law, rule, regulation, agreement or other obligation by which such Subscriber is bound and (v) are a fit, proper and suitable investment for such Subscriber, notwithstanding the substantial risks inherent in investing in or holding the Securities. The Subscriber is able to bear the substantial risks associated with its purchase of the Securities, including but not limited to, the loss of its entire investment herein.

(j)	No General Solicitation. The Subscriber is not purchasing or subscribing for the T1 bis [Shares] [Pre-Funded Warrants] as a result of any advertisement, article, notice or other communication regarding the T1 bis [Shares] [Pre-Funded Warrants] published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to such Subscriber’s knowledge, any other general solicitation or general advertisement (within the meaning of Rule 502(c) under the Securities Act). The purchase or subscription of the Securities by the Subscriber has not been solicited by or through anyone other than the Company or, on the Company’s behalf, the Placement Agents.

(k)	Residence. If the Subscriber is an individual, then the Subscriber resides in the state identified in the address of the Subscriber set forth in Section 8(b); if the Subscriber is a partnership, corporation, limited liability company or other entity, then the office or offices of the Subscriber in which its principal place of business is conducted is identified in the address or addresses of the Subscriber set forth in Section 8(b).

(l)	Exculpation among Subscribers. The Subscriber acknowledges that it is not relying on any other individual or entity (including any Other Subscriber), other than the Company and its officers and directors, in making its investment or decision to invest in the Company.

(m)	Placement Agents. The Subscriber hereby acknowledges and agrees for the express benefit of each Placement Agent that (a) each Placement Agent is acting solely as a placement agent for the Company in connection with the execution, delivery and performance of the Agreements and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for such Subscriber, the Company or any other person or entity in connection with the execution, delivery and performance of the Agreements, (b) no Placement Agent, its affiliates or representatives shall be liable for any improper payment made in accordance with the information provided by the Company, (c) no Placement Agent has made or will make any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation in connection with the execution, delivery and performance of the Agreements, (d) no Placement Agent will have any responsibility with respect to any information, certificates or documentation delivered by or on behalf of the Company pursuant to this Agreement, including (i) any representations, warranties or agreements made by any person or entity under or in connection with the execution, delivery and performance of the Agreements, or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) thereof, (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company or the execution, delivery and performance of the Agreements, or (iii) any valuation, offering or marketing materials, or any omissions from such materials, and (e) no Placement Agent, its affiliates or representatives will have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such Subscriber, the Company or any other person or entity), whether in contract, tort or otherwise, to such Subscriber, or to any person claiming through it, in respect of the execution, delivery and performance of the Agreements or for anything otherwise in connection with the issuance of the Securities. Each party hereto agrees for the express benefit of each Placement Agent that each Placement Agent, its affiliates and representatives shall be entitled to rely on, and shall be protected in acting upon, any certificate, instrument, opinion, notice, letter or any other document delivered to each Placement Agent or any Subscriber by or on behalf of the Company.

6.2	The Subscriber undertakes that:

(a)	It will comply with any notification requirements to the AMF with respect to the subscription of the T1 bis [Shares] [Warrant Shares] (notably disclosure of threshold crossing and intent), which may be required to be made under any applicable law and the Company’s by-laws as well as any requirement in relation with foreign direct investment in France pursuant to the French Monetary and Financial Code and the French Decree (Décret) no. 2020-892 of July 22, 2020 as lastly amended by the French Decree (Décret) no. 2023-1293 of December 28, 2023 and ministry order (arrêté) of December 28, 2023, as amended from time to time and implementing regulation.

(b)	It will sign and execute such documents and take such actions as are necessary for the consummation of the subscription of the T1 bis [Shares] [Pre-Funded Warrants] to the Subscriber hereunder; provided, that nothing herein shall require the Subscriber to sign, execute and deliver any document or take any action that, in the good faith determination of the Subscriber, could reasonably be expected to result in (i) harm or prejudice to the Subscriber, (ii) the disclosure of any confidential or proprietary information of the Subscriber or (iii) the breach of any applicable law, regulation or judicial, administrative or regulatory process.

(c)	It will vote at the next annual general meeting of shareholders (convened to approve the financial statements for the year ending December 31, 2024) in favor of the resolutions relating to the appointment of up to four additional new members of the Board of Directors, in order to replace existing members of the Board of Directors (other than Frédéric Cren, Mark Pruzanski and Srinivas Akkaraju), as referred to in Section 5.6 above.

(d)	It will register its T1 bis [Shares] [Pre-Funded Warrants and if exercised, T1 bis Warrants Shares] in pure registered form (au nominatif pur) until the earlier of (x) the issue date of the T2 Shares (as defined in the T1 Subscription Agreements) and the PFW-BSAs or (y) May 20, 2025. Thereafter, the T1 bis [Shares] [Pre-Funded Warrants and if exercised, the T1 bis Warrant Shares] shall be held at the option of the holder either in (i) registered form (au nominatif) (including in administered registered form (nominatif administré)) or (ii) in bearer form (au porteur).

(e)	It will not transfer the T1 bis [Shares] [Pre-Funded Warrants and if exercised, the T1 bis Warrant Shares] until the earlier of (i) the issue date of the T2 Shares or (ii) May 20, 2025 except to a Subscriber’s affiliate (an “Authorized Affiliate”), any Other Subscriber (a “Transferee Subscriber”) or subject to the agreement of the Company, in its sole discretion, to any third party, provided that such Authorized Affiliate, Transferee Subscriber or third party takes the same commitments as the Subscriber, provided for in this Section 6.2 in relation to the T1 bis [Shares] [Pre-Funded Warrants and if exercised, the T1 bis Warrant Shares].

7.	Survival of Representations, Warranties and Agreements

Notwithstanding any investigation made by any party to this Agreement, all covenants, agreements, representations and warranties made by the Company and the Subscriber herein will survive the execution of this Agreement, the transfer to the Subscriber of the T1 bis [Shares] [Pre-Funded Warrants] being subscribed and the payment therefor.

8.	Notices

All notices, requests, consents and other communications required or permitted hereby shall be in writing, will be sent by email, or mailed, and will be deemed given if delivered by email, upon electronic confirmation of receipt and addressed to the relevant recipient in the manner provided below, and shall be deemed to have been duly and sufficiently given only if (a) delivered either personally by hand, or by an international courier service, and, in each case, (b) confirmed by email to the relevant recipient. Notices shall be deemed effective if given on a Business Day, in the manners prescribed in the immediately preceding sentence, by 13:30 (CEST) in the place of receipt or on the following Business Day if completed after 13:30 (CEST).

All notices will be delivered as addressed as follows:

(a)	if to the Company, to:

Inventiva S.A.

50, rue de Dijon

21121 Daix

France

Attention : Frédéric Cren

Phone :

Email :

(b)	if to the Subscriber, to:

[.]

9.	Changes and No Waiver

This Agreement may not be modified or amended except by written agreement signed by the Company and the Subscriber, and if any modification or amendment to the provisions listed in Section 12 disproportionately and adversely impacts a Placement Agent, the written consent of such disproportionately impacted Placement Agent shall be required.

10.	Severability

In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

11.	No Third-Party Beneficiaries

This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person; provided, however, that each of the Placement Agents will be entitled to rely, as an express third-party beneficiary, on the representations and warranties of the Company and the Subscriber set forth in Section 5.1 and Section 6.1 hereof and Sections 7, 9, 10, 11 and 13 hereof.

12.	Governing Law and Jurisdiction

This Agreement will be governed by, and construed in accordance with, the laws of France. Any dispute or suit relating to the interpretation, validity and performance of this Agreement, or arising out of or as a consequence hereof, shall be subject to the exclusive jurisdiction of the Tribunal de commerce of Paris.

13.	Waiver of Conflicts

Each party to this Agreement acknowledges that Cooley LLP, U.S. counsel for the Company, has in the past performed and may continue to perform legal services for the Subscriber and/or Other Subscribers in matters unrelated to the transactions described in this Agreement. Accordingly, each party to this Agreement hereby (a) acknowledges that they have had an opportunity to ask for information relevant to this disclosure; and (b) gives its informed consent to Cooley LLP’s representation of the Subscriber and/or Other Subscribers in such unrelated matters and to Cooley LLP’s representation of the Company in connection with this Agreement and the transactions contemplated hereby.

Annex I-B

Terms and Conditions of the Pre-Funded Warrants

TheSE terms and conditions of the PRE-FUNDED Warrants do not constitute a certificate representing the PRE-FUNDED warrants.

TERMS AND CONDITIONS OF THE PRE-FUNDED WARRANTS

Inventiva S.A., a société anonyme organized under the laws of France and registered with the Register of Commerce and Companies (Registre du Commerce et des Sociétés) of Dijon under number 537 530 255, with a registered capital of Euros 870,776.95 and having its registered office at 50, rue de Dijon, 21121 Daix, France (the “Company”), hereby decided to issue, on December 13, 2024 by decisions of the Board of Directors acting pursuant to the power delegated to it by the Company’s shareholders at the general meeting held on December 11, 2024, in its resolution 23, to the Investors named in resolutions 24 to 32 of the aforementioned general meeting, on the Issue Date, an aggregate of 8,053,847 bons de souscription d’actions (the “Warrants”) to subscribe an aggregate of 8,053,847 Shares (the “Warrant Shares”) at the Exercise Price (as defined herein) per Warrant Share, on the terms and conditions herein (the “Terms and Conditions” or the “Conditions”) in the context of the EUR 21,419,441.38 offering of ordinary shares and pre-funded warrants in accordance with the terms thereof. The Warrants shall not be admitted to trading on any stock exchange or trading market. The Warrants shall be admitted to the operations of Euroclear France SA. Each one (1) Warrant is exercisable for one (1) ordinary share of the Company (action ordinaire) (each, a “Share”) (the “Exercise Ratio”) for a price per share equal to the Exercise Price (as defined herein).

1.	Interpretation

For the purposes of these Conditions, unless the context otherwise requires, the following words shall have the meaning set out opposite them:

“Affiliate”	means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with such Person, in each case from time to time, as such terms are used in and construed under the Article L. 233-3 of the French Commercial Code;

“Aggregate Exercise Price”	has the meaning given in Condition 2(c);

“Attribution Parties”	means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Issue Date, directly or indirectly managed or advised by the Holder’s investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of the Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any of the foregoing and (iv) any other Persons whose beneficial ownership of Shares would or could be aggregated with the Holder’s and the other Attribution Parties for purposes of Section 13(d) or Section 16 of the Exchange Act; or, with respect to the French FDI Regime, as defined therein. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Beneficial Ownership Limitation (as defined in Condition 2(f));

“Business Day”	a day, other than a Saturday, Sunday, U.S. federal holiday or a weekday on which banks are open for general banking business in the United States and France;

“Commission”	means the U.S. Securities Exchange Commission;

“Company”	has the meaning given in the introduction;

“Euroclear France”	has the meaning given in Condition 6;

“Euronext”	means the regulated market of Euronext in Paris;

“Exchange Act”	the Securities Exchange Act of 1934, as amended from time to time;

“Exercise Date”	means, in relation to any exercise of these Warrants, the date on which the Aggregate Exercise Price for such Warrants is received by the Registrar, together with a copy of a duly completed Exercise Notice in accordance with Conditions 2(c) and 2(d);

“Exercise Notice”	has the meaning given in Condition 2(c);

“Exercise Period”	has the meaning given in Condition 2(a);

“Exercise Price”	has the meaning given in Condition 2(b);

“Exercise Ratio”	has the meaning given in the introduction;

“Exercised Shares”	has the meaning given in Appendix A;

“Exercised Shares Delivery Date”	has the meaning given in Condition 2(e);

“Expiration Date”	means ten years following the Issue Date;

“French Commercial Code”	means the French Code de Commerce;

“French FDI Regime”	means Article L. 151-3 and seq., R. 151-3 and seq. of the French Monetary and Financial Code and Decree no. 2020-892 of July 22, 2020, as amended by Decree no. 2022-1622 of December 23, 2022 and Decree no. 2023-1293 of December 28, 2023, as amended from time to time;

“French Monetary and Financial Code”	means the French Code monétaire et financier;

“Group”	means a “group” as that term is used in Section 13(d) of the Exchange Act and as defined in Rule 13d-5 thereunder;

“Holder”	means any holder of Warrant(s) from time to time;

“Investor”	the investor(s) purchasing Warrants. The original investors are set forth in the decisions of the Board of Directors held on December 13, 2024 ;

“Issue Date”	means the date of issue of these Warrants, being on or about December 19, 2024;

“Lock-up Provisions”	the lock-up and transfer restrictions provided for in Section 6.2(e) of the Subscription Agreement or in any other similar agreement between the Company and any Permitted Transferor;

“Permitted Transferor”	any transferor of Warrants pursuant to and in accordance with Section 6.2(e) of the Subscription Agreement;

“Person(s)”	an individual or a corporation, a general or limited partnership, a trust, an incorporated or unincorporated association, a joint venture, a limited liability company, a limited liability partnership, a joint stock company, a government (or any agency or political subdivision thereof) or any other entity of any kind;

“Registrar”	the registrar of the Warrant Shares and the registrar of the Warrants on behalf of the Company from time to time as specified in writing by the Company to the Holders of the Warrants pursuant to Condition 12 and, as of the Issue Date, currently Société Générale Securities Services;

“Securities Act”	the United States Securities Act of 1933, as amended;

“Shares”	the ordinary shares of nominal value of 0.01 Euro each in the share capital of the Company;

“Subscription Agreements”	means the subscription agreements pursuant to which the Warrants are issued by the Company and purchased by the Holders;

“Terms and Conditions”	has the meaning given in the introduction;

“Trading Market”	means Euronext or any stock exchange on which the Shares (and, as applicable, any of the Securities referred to in Condition 5) are admitted to trading;

“Transaction”	has the meaning given in Condition 5;

“VWAP”	means, for any date, the price determined by the following: the daily volume weighted average price of the Shares for such date (or the nearest preceding date) on the Trading Market on which the Shares are then listed or quoted as reported by Bloomberg L.P. (based on a trading day from 9:00 a.m. (Paris time) to 5.30 p.m. (Paris time));

“Warrant Shares”	has the meaning given in the introduction; and

“Warrants”	has the meaning given in the introduction.

Condition headings are included for the convenience of the parties only and do not affect the interpretation of the Warrants.

2.	Exercise

(a)	Exercise Period

Subject to the conditions and limitations specifically provided herein, the Warrants may be exercised by their Holder, in whole or in part, in one or more instances, for cash, at any time and from time to time on any Business Day during the period commencing on or after the opening of business on the Issue Date and ending at 5.00 p.m., Paris time on the Expiration Date (as may be extended pursuant to Condition 8, the “Exercise Period”), and any Warrant which has not been exercised by that time shall become null and void and the rights of the Holder to exercise such Warrant shall lapse.

(b)	Exercise Price

The aggregate price of the Warrants, except for a nominal exercise price of 0.01 Euro per Warrant Share, was pre-funded to the Company on or prior to the Issue Date and, consequently, no additional consideration (other than the Exercise Price) shall be required to be paid by the Holder to any Person to effect any exercise of the Warrants. The Holder shall not be entitled to the return or refund of all, or any portion, of such pre-paid aggregate exercise price under any circumstance or for any reason whatsoever. The remaining unpaid exercise price per Warrant Share shall be 0.01 Euro (the "Exercise Price"), subject to any adjustment to the Exercise Ratio as provided in Condition 5 (or, as the case may be, Condition 9).

(c)	Terms of exercise

In order to exercise the Warrants, the Holder shall (i) send to the Registrar, by facsimile transmission (at +33 (0)2 51 85 61 66) or by their secured platform SecureHub, at any time prior to 5.00 p.m., Paris time, on any Business Day during the Exercise Period, a notice, with a copy to the Company, to the attention of Frederic Cren ([●]) and Jean Volatier ([●]), in the form of the exercise notice (bulletin de souscription) set forth in Appendix A (each an “Exercise Notice”), of the Holder’s election to exercise the Warrants, which Exercise Notice shall specify the number of Warrants to be exercised and the number of Warrant Shares to be subscribed for, and (ii) within two (2) Business Days of the sending of the Exercise Notice, make payment to the Registrar for the account of the Company of an amount equal to the Exercise Price multiplied by the number of Exercised Shares in respect of which the Warrants are being exercised (the “Aggregate Exercise Price”) by wire transfer of immediately available funds in Euros as set forth in Condition 2(e) below. For the avoidance of doubt the Holder may exercise all or parts of its Warrants in one or several times within the Exercise Period, it being specified that each Warrant shall be exercised only once. No ink-original Exercise Notice shall be required, nor shall any type of guarantee or notarization of any Exercise Notice be required. The Aggregate Exercise Price shall be received no later than two (2) Business Days of the sending of the Exercise Notice.

(d)	Confirmation of Exercise

Upon receipt by the Registrar of an Exercise Notice and the corresponding Aggregate Exercise Price in accordance with Condition 2(c), the Registrar shall as soon as practicable, but in no event later than 5:00 p.m. Paris time, on the second Business Day immediately following the Exercise Date, send, facsimile transmission or by email, with a copy to the Company, a confirmation of receipt of such Aggregate Exercise Price and Exercise Notice in the form of the notice at Appendix B to the Holder.

(e)	Issue of Warrant Shares Upon Exercise

In the event of any exercise of the rights represented by the Warrants in accordance with Condition 2(c), the Company shall allot and issue to the Holder the Warrant Shares to which the Holder thereby becomes entitled on or with effect from the Exercise Date. In such event the Company shall cause the Registrar to, on or before the third Business Day (the “Exercised Shares Delivery Date”) following the Exercise Date, credit such aggregate number of Warrant Shares to which the Holder shall be entitled to and as notified in the Exercise Notice (i) to the Holder’s securities account opened in the name of the Holder with the Registrar, or (ii) to the Holder’s securities account opened in the name of the Holder with any other financial intermediary and indicated in the Exercise Notice. Notwithstanding the foregoing, with respect to any Exercise Notice delivered on or prior to 4:00 p.m. (New York City time) two Business Days prior to the Issue Date, the Company agrees to deliver the Warrant Shares subject to such notice(s) by 4:00 p.m. (New York City time) on the Issue Date and the Issue Date shall be the Exercised Shares Delivery Date for purposes hereunder, provided that, if applicable, payment of the Aggregate Exercise Price is received by such Exercised Shares Delivery Date.

The Company’s obligation to issue Warrant Shares upon exercise of the Warrants shall not be subject to (i) any set-off or defense or (ii) any claims relating to the ownership of the Warrants against any holder of Warrants however arising.

(f)	Holder’s Exercise Limitations

The Holder shall not have the right to exercise any portion of the Warrants, pursuant to Condition 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Exercise Notice, the Holder (together with its Attribution Parties), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below).  For purposes of the foregoing sentence, the number of Shares beneficially owned by the Holder and its Attribution Parties shall include the number of Shares held by the Holder and its Attribution Parties plus the number of Warrant Shares issued upon exercise of the Warrants with respect to which such determination is being made, but shall exclude the number of Shares which would be issuable upon (i) exercise of the remaining, unexercised portion of the Warrants beneficially owned by the Holder or any of its Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein that are beneficially owned by the Holder or any of its Attribution Parties.  Except as set forth in the preceding sentence, for purposes of this Condition 2(f), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder or, with respect to the French FDI Regime, in accordance therewith, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act or the French FDI Regime and the Holder is solely responsible for any schedules required to be filed in accordance therewith.   To the extent that the limitation contained in this Condition 2(f) applies, the determination of whether the Warrants are exercisable (in relation to other securities owned by the Holder together with any Attribution Parties) and of which portion of the Warrants is exercisable shall be in the sole discretion of the Holder, and the submission of an Exercise Notice shall be deemed to be the Holder’s determination of whether the Warrants are exercisable (in relation to other securities owned by the Holder together with any Attribution Parties) and of which portion of the Warrants is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination and shall have no liability for exercises of the Warrants that are not in compliance with the Beneficial Ownership Limitation.   In addition, a determination as to any group status as contemplated above shall be determined by the Holder in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, and the Company shall have no obligation to verify or confirm the accuracy of such determination and shall have no liability for exercises of the Warrants that are not in compliance with the Beneficial Ownership Limitation.  For purposes of this Condition 2(f), in determining the number of outstanding Shares the Holder may acquire upon exercise of the Warrants without exceeding the Beneficial Ownership Limitation, the Holder may rely on the number of outstanding Shares as reflected in (x) the Company’s most recent Annual Report on Form 20-F, Interim Report on Form 6-K or other public filing with the Commission, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company setting forth the number of Shares outstanding.  Upon the written request of the Holder, the Company shall within two (2) Business Days confirm in writing or by electronic mail to the Holder the number of Shares then outstanding.  In any case, the number of outstanding Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including the Warrants, by the Holder or its Attribution Parties since the date as of which such number of outstanding Shares was reported.  The “Beneficial Ownership Limitation” shall be 4.99% of the number of Shares outstanding immediately after giving effect to the issuance of Shares issuable upon exercise of the Warrants.  The Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Condition 2(f), provided that (a) to the extent required by the French FDI Regime, in the cases of Beneficial Ownership Limitation increased above 9.99% of the voting rights of the Company (the “Crossing Event”), the Holder has obtained from the French Ministry of Economy through an authorization request or prior notification, in accordance with the French FDI Regime, either (i) a written response from the French Ministry of Economy confirming that the exercise of the Warrants and, therefore, the acquisition of Warrant Shares that would cause the Crossing Event is not subject to the prior authorization procedure or (ii) the authorization (express or tacit) to proceed with the Crossing Event and (b) the Beneficial Ownership Limitation in no event exceeds 19.99% (to the extent applicable) of the number of Shares outstanding immediately after giving effect to the issuance of Shares upon exercise of the Warrants held by the Holder and the provisions of this Condition 2(f) shall continue to apply (provided that, with respect to the French FDI Regime, the applicable percentage will be 24.99% of the voting rights of the Company).  Any increase in the Beneficial Ownership Limitation will not be effective until the sixty first (61st) day after such notice is delivered to the Company.  Notwithstanding the foregoing, at any time as from the date of announcement of any cash tender offer, exchange offer or any combination thereof (including any offre publique d’achat, offre publique d’échange, offre alternative, offre mixte) regarding the Company or in case of a reduction of capital non motivated by losses, any Holder may increase, waive or amend the Beneficial Ownership Limitation effective two (2) Business Days upon written notice to the Company. Any decrease in the Beneficial Ownership Limitation will not be effective until two (2) Business Days after such notice is delivered to the Company.  The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Condition 2(f) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of the Warrants.

3.	Warrant Shares

(a)	Form of Warrant Shares

Upon issuance by the Registrar (which will be the Exercise Date), the Warrant Shares will be held in pure registered form (au nominatif pur) until the end of the period provided in the Lock-up Provisions. Thereafter, the Warrant Shares will be, at the option of the Holder, (i) held in registered form (au nominatif) (including administered registered form (nominatif administré)) in the securities account opened in the name of the Holder in the books of the Registrar (and, if held in administered registered form, of the Holder’s financial intermediary), or (ii) in bearer form (au porteur), in the securities account opened in the name of the Holder in the books of the Holder’s financial intermediary.

(b)	Dividend Due Date and Rights Attached to the Warrant Shares

Upon issue, Warrant Shares allotted pursuant to an Exercise Notice will grant the same rights, including, as from their date of issuance, the right to any dividend or any other distribution decided or to be paid, as are granted to holders of the Shares, and will be entirely assimilated to the Shares.

Warrant Shares shall be subject to all the Company’s by-laws’ provisions and to the decisions of the shareholders’ meetings.

Application will be made by the Registrar on behalf of the Company for the Warrant Shares to be admitted to trading on Euronext, on the same quotation line as the Shares, as from the Exercise Date.

(c)	Transfer of Warrant Shares

Subject to compliance with any applicable securities laws and without prejudice to the Lock-up Provisions, the Warrant Shares will, upon issuance, be freely negotiable and transferable as from the date of their entry in a securities account. Any transfer not complying with the Lock-up Provisions shall be deemed null and void, and the Company or the Registrar shall not be bound to recognize such transfer and shall forthwith inform the Holder.

In accordance with the provisions of Articles L. 211-15 and L. 211-17 of the French Monetary and Financial Code, Shares are transferred from account to account and transfer of ownership of the Warrant Shares will result from the moment they are registered in the name of the transferee or by book entry, as applicable.

Application will be made for all the Warrant Shares to be admitted to Euroclear France.

4.	Fractional Interests

No fractional Shares shall be issuable upon the exercise of a Warrant.

Any adjustment will be made so that it equalizes, up to the next 1/100th of a Share, the value of Warrant Shares that would have been obtained if Warrants had been exercised immediately before the implementation of one of the Transactions mentioned in Condition 5 and the value of the Warrant Shares that would have been obtained in the event of exercising the Warrants immediately after the implementation of that Transaction.

In case of adjustments made in accordance with paragraphs 1 to 9 mentioned in Condition 5 (or, as the case may be, Condition 9), the new Exercise Ratio will be determined with two decimals rounded to the next 1/100th (0.005 rounded up to the next 1/100th, i.e. 0.01). Possible subsequent adjustments will be effected based on the preceding Exercise Ratio as so calculated and rounded. The Warrant Shares, however, may only be delivered in a whole number of Shares.

If the number of Warrant Shares thus calculated is not a whole number, the Holder may request delivery of either:

(a)	the next lower number of Warrant Shares; in which case the Holder will receive from the Company a cash payment equal to the product of the remaining fractional share multiplied by the value of a Share, equal to the last price quoted on Euronext Paris on the last trading day preceding the Exercise Date;

(b)	the next greater number of Warrant Shares, provided that in such case the Holder pays to the Company, together with the Aggregate Exercise Price, an amount equal to the value of the additional fraction of a Share thus delivered, calculated on the basis set out in the preceding paragraph.

If the Holder does not state a choice, it will receive a number of Shares rounded down to the nearest whole number, and the remainder in cash as described above.

5.	Adjustments of Exercise Ratio and Exercise Price

Warrants issued by the Company are securities giving access to the share capital of the Company within the meaning of Article L. 228-91 et seq. of the French Commercial Code.

The Exercise Price and/or the number of Warrant Shares will be subject to adjustment from time to time according to mandatory legal requirements imposed by the French Commercial Code and in particular by Articles L. 228-98 to L. 228-101 (with the exception of the provisions of Articles L. 228-99 1°) and L. 228-99 2°)) and Articles R. 228-90 to R. 228-92 of this Code.

In accordance with the provisions of Article R. 228-92 of the French Commercial Code, if the Company decides to issue new Shares or securities giving access to the capital with preferential subscription rights to its shareholders, to distribute reserves (in cash or in kind) and share premiums or to change the allocation of its profits by creating preferred Shares, or to otherwise carry out any of the Transactions listed below, it will inform (as long as the current regulation so requires) the Holders via an announcement in the Bulletin des Annonces Légales Obligatoires and pursuant to Condition 12.

If the Company is absorbed by a company or merges or consolidates with (fusions) one or several other companies to participate in the incorporation of a new entity, or proceed with a split (scission), the Holders shall exercise their rights in the entity(ies) that is/are the beneficiary(ies) of the contributions in accordance with the provisions of Article L. 228-101 of the French Commercial Code.

So long as any Warrants are outstanding and upon contemplation of the following transactions (each, a “Transaction”):

-	financial transactions (issuance of Shares or any other securities of any nature) with listed preferential subscription rights or by free allocation of listed subscription warrants;

-	free allocation of Shares to shareholders, regrouping or splitting Shares;

-	incorporation of reserves, profits or premiums into equity, by increasing the nominal value of the Shares;

-	distribution of reserves and of any Share premium, in cash or in kind;

-	free allocation, to the shareholders of the Company of any securities of the Company (except Shares);

-	merger by acquisition (fusion par absorption), merger (fusion par création d’une nouvelle société), spin-off, or division (scission) of the Company;

-	buyback of its own Shares at a price higher than the Trading Market price;

-	amortization of the share capital; and

-	change in the allocation of profits and/or creation of preferred Shares;

which the Company can effect from the Issue Date, and for which the date on which the holding of Shares is established in order to determine the shareholders benefitting from a Transaction, is before the Exercise Date, the maintenance of the rights of the Holders will be ensured by proceeding to an adjustment of the Exercise Ratio in accordance with the conditions below.

1.	(a)	For financial transactions (issuance of Shares or any other securities of any nature) with listed preferential right to subscription, the new Exercise Ratio will equal the product of the Exercise Ratio applicable before the start of the Transaction at issue and the following ratio:

Value of a Share after detachment of the preferential subscription right

+Value of the preferential subscription right

______________________________________

Value of a Share after detachment of the preferential subscription right

To calculate this ratio, the value of a Share after detachment of the preferential subscription right and the value of the preferential subscription right are equal to the average of the opening prices listed on the Trading Market as reported by Bloomberg L.P. during all trading days included in the subscription period during which the Shares and the subscriptions rights are simultaneously listed.

(b)	For financial transactions carried out through the free allocation of listed subscription warrants to shareholders with a correlative ability to sell the securities resulting from subscription warrants not exercised by their holders during the period of subscription which has opened to them, the new Exercise Ratio will be equal to the product of the Exercise Ratio before the start of the Transaction contemplated and of the following ratio:

Value of a Share after detachment of the subscription warrant

+Value of the subscription warrant

______________________________________________

Value of a Share after detachment of the subscription warrant

-	the value of a Share after detachment of the subscription warrant will be equal to the VWAP of (i) the prices of the Company's Shares listed on the Trading Market during all trading days included in the subscription period, and, if there is a rump placement, (ii) either (a) the sale price of the Shares sold in the rump placement, or (b) the VWAP of the Shares on the Trading Market on the day the sale price for the securities sold in the rump placement is fixed, if such securities are not fungible with the Shares;

-	the value of the subscription warrant will be equal to the VWAP of (i) the prices of the subscription warrants listed on the Trading Market on each trading day included in the subscription period, and (ii) the implicit value of the subscription warrants, being equal to either (a) the difference, if positive, adjusted by the warrant exercise ratio, between the sale price of the securities sold in the rump placement and the subscription price of the securities upon the exercise of the subscription warrants, or (b) if such difference as aforesaid is not positive, zero (0).

2.	In case of a free allocation of Shares to shareholders, and also in case of regrouping or splitting of Shares, the new Exercise Ratio will be equal to the product of the Exercise Ratio applicable before the start of the Transaction contemplated and of the following ratio:

Number of Shares forming the share capital after the Transaction

________________________________________

Number of Shares forming the share capital before the Transaction

3.	In case of a capital increase by incorporation of reserves, profits or premiums carried out by increasing the nominal value of the Shares, the nominal value of the Warrant Shares the Holders could obtain by exercising their Warrants will be increased in due proportion.

4.	In case of a distribution of reserves and of any share premiums, either in cash or in kind (securities in portfolio...), the new Exercise Ratio will be equal to the product of the Exercise Ratio applicable before the start of the Transaction contemplated and of the following ratio:

Value of a Share before distribution

_________________________________________________________________

Value of a Share before distribution

- Amount per Share of the distribution or value of securities or assets distributed per Share.

For the calculation of this ratio:

-	the value of a Share before the distribution will be equal to the VWAP of the prices of the Shares listed on the Trading Market during the last three trading days preceding the day the Shares are listed ex-distribution;

-	if distribution is made in kind:

o	in case of delivery of securities already listed on a Trading Market, the value of the securities will be determined as above,

o	in case of delivery of securities not yet listed on a Trading Market, the value of securities remitted will be equal, if they should be listed on a Trading Market during the ten trading day period starting from the date on which the Shares are listed ex-distribution, to the VWAP of the Shares listed on such trading Market during the three first trading days included in this period during which the said securities are listed, and

o	in all other cases (securities delivered not listed on a Trading Market or listed during less than three trading days within the ten trading day period mentioned above or distribution of assets), the value of the securities or the assets delivered per Share shall be determined by an independent expert of international reputation appointed by the Company.

5.	In case of a free allocation to shareholders of securities, other than Shares and subject to paragraph 1 (b) above, the new Exercise Ratio will be equal to:

(a)	if the rights to the free allocation of securities were listed on the Trading Market, the product of the Exercise Ratio applicable before the start of the Transaction contemplated and of the following ratio:

Share price ex-right to free allocation + value of the right to free allocation

__________________________________________________________

Share price ex-right to free allocation

For the calculation of this ratio:

-	the value of the Share price ex-right of free allocation will be equal to the VWAP of the Shares listed on the Trading Market of the Share ex-right of free allocation during the first ten trading days starting on the date on which the Shares are listed ex-right of free allocation;

-	the value of the right to free allocation will be determined as in the above paragraph.

If the right to free allocation is not listed during each of the ten trading days, its value will be determined by an independent expert of international reputation appointed by the Company.

(b)	if the right to free allocation of securities were not listed on the Trading Market, the product of the Exercise Ratio applicable before the start of the Transaction contemplated and of the following ratio:

Share price ex-right to free allocation

+ Value of that/those security(ies) allocated per Share

___________________________________

Share price ex-right to free allocation

For the calculation of this ratio:

-	the Share price ex-right to allocation will be determined as in paragraph a) above.

-	if these securities are listed or can be listed on the Trading Market within ten trading days starting from the day Shares are listed ex-distribution, the value of the securities allocated by Share will be equal to the VWAP of these securities listed on said market during the three first trading days included in this period during which said securities are listed. If the allocated securities are not listed during each of these three market trading days, the value of these securities will be determined by an independent expert of international reputation appointed by the Company.

6.	In case of an absorption of the Company by another company (fusion par absorption) or a merger with one or more companies resulting in the incorporation of a new company (fusion par création d’une nouvelle société), a spin-off or division (scission) of the Company, the exercise of the Warrants will allow allocation of shares of the absorbing company or the new company(ies) or the company(ies) resulting from any division or spin-off.

The new Exercise Ratio will be determined by multiplying the Exercise Ratio applicable before the start of the contemplated Transaction by the exchange ratio of the Shares against the shares of the absorbing company or the new company(ies) or the company(ies) resulting from any division or spin-off. These companies will be fully subrogated to the Company’s rights and obligations towards the Holders.

7.	In case of a buyback of the Company of its own Shares (except for buyback made pursuant to Article L. 22-10-62 of the French Commercial Code) at a price higher than the stock exchange price, the new Exercise Ratio will be equal to the product of the Exercise Ratio applicable before the buyback and the following ratio:

Share price x (1-Pc%)

________________________________

Share price – Pc% x Buyback price

For the calculation of this ratio:

-	Share price means the VWAP of the Shares listed on the Trading Market during the three last trading days preceding the buyback (or the ability of buyback):

-	Pc% means the percentage of total share capital repurchased; and

-	Buyback price means the effective buyback price.

8.	In case of amortization of the share capital of the Company, the new Exercise Ratio will be equal to the product of the Exercise Ratio on the date before the start of the contemplated Transaction and of the following ratio:

Value of a Share before amortization

_____________________________________________________________

Value of a Share before amortization - amount of the amortization per Share

For the calculation of the ratio, the Share value before amortization will be equal to the VWAP of the Shares listed on the Trading Market during the three last trading days preceding the trading day the Shares are listed ex- amortization.

9.	(a)	In case of a change in the allocation of profits and/or creation of new preferred shares resulting in such modification by the Company, the new Exercise Ratio will be equal to the product of the Exercise Ratio before the start of the contemplated Transaction and the following ratio:

Share price before modification

___________________________________________________________

Share price before modification - reduction per Share of the right to profits.

For the calculation of this ratio:

-	the Share price before modification means the volume-weighted average of the prices of the Company’s Shares listed on the Trading Market during the last three trading days preceding the date of modification;

-	the reduction by Share on the right to profits will be determined by an independent expert of international reputation appointed by the Company and will be submitted to the approval of the Holders’ General Meeting (as defined in Condition 7).

If however these preferred Shares are issued with shareholders’ preferential subscription rights or by free distribution of Warrants to subscribe to such preferred shares, the new Exercise Ratio will be adjusted in accordance to paragraphs 1 or 5 above.

(b)	in case of creation of preferred shares without a modification in the distribution of profits, the adjustment of the Exercise Ratio that would be necessary will be determined by an independent expert of international reputation appointed by the Company.

If the Company were to carry out Transactions where an adjustment had not been completed under paragraphs 1 to 9 above, and a later law or regulations require an adjustment, the Company shall undertake such adjustment in accordance with the law or regulations then applicable and the market practice observed in France.

In the event of an adjustment, the new exercise conditions will be brought to the prompt attention of the Holders pursuant to Condition 12 within three Business Days of the effectiveness of the adjustment.

The Company’s Board of Directors will report the calculation and results of any adjustment in the annual report following such adjustment.

6.	Form, Title and Transfer of Warrants

The Warrants will be issued in dematerialised form (dématérialisé) and held in pure registered form (au nominatif pur) until the end of the period provided in the Lock-up Provisions. Thereafter, the Warrant will be, at the option of the Holder, (i) held in registered form (au nominatif) (including administered registered form (nominatif administré)) in the securities account opened in the name of the Holder in the books of the Registrar (and, if held in administered registered form, of the Holder’s financial intermediary), or (ii) in bearer form (au porteur).

Subject to compliance with any applicable securities laws and the Lock-up Provisions, the Warrants are freely negotiable.

Warrants shall not be listed on Euronext or on any other stock exchange.

Title to the Warrants held by the Holders will be established and evidenced in accordance with Articles L.211-3 and R.211-1 of the French Monetary and Financial Code by book-entries (inscription en compte). No physical document of title (including certificats représentatifs pursuant to Article R.211-7 of the French Monetary and Financial Code) will be issued in respect of the Warrants.

The Warrants will, upon issue, be inscribed in the books of Euroclear France SA (“Euroclear France”), which shall credit the accounts of the intermediary institution entitled to hold, directly or indirectly, accounts on behalf of its customers with Euroclear France, and includes the depositary bank for Clearstream Banking, S.A. and Euroclear Bank SA/NV. In accordance with the provisions of Articles L. 211-15 and L. 211-17 of the French Monetary and Financial Code, title to the Warrants shall be evidenced by entries in the books of such intermediary institutions, and transfer of the Warrants may only be effected through registration of the transfer in their books.

7.	Representation of Holders

The Holders will be grouped automatically in a collective group with legal personality (the “Masse”) to defend their common interests.

The Masse will be governed by the provisions of the French Commercial Code (with the exception of the provisions of Article L.228-48 thereof), subject to the following provisions:

The Masse will be a separate legal entity by virtue of Article L.228-103 of the French Commercial Code, acting in part through a representative (the “Representative”) elected by the Holders' General Meeting (as defined hereafter) and in part through a holders’ general meeting (the “Holders’ General Meeting”). In accordance with Articles L. 228-47 and L.228-51 of the French Commercial Code, the Holders’ General Meeting shall be represented by a representative of the Masse. The representative will be appointed by the Holders’ General Meeting.

The Masse alone, to the exclusion of all individual Holders, shall exercise the common rights, actions and benefits which now or in the future may accrue with respect to the Warrants. The Holders’ General Meeting shall be called upon to authorize any changes to the Terms and Conditions and to approve any decision that has an impact on the conditions for subscription of the Warrant Shares determined within the scope of these Terms and Conditions, for the avoidance of doubt, decisions should be approved by the Holders’ General Meeting at the majority provided for in Article L. 228-65 of the French Commercial Code (i.e., two-thirds majority of the votes cast at such meeting).

In accordance with Articles L. 228-59 and R. 228-67 of the French Commercial Code, notice of date, hour, place and agenda of any Holders' General Meeting will be given by way of a press release published by the Company which will also be posted on its website (https://inventivapharma.com) not less than fifteen (15) calendar days prior to the date of such general meeting on first notice, and five (5) calendar days on second notice.

Each Holder has the right to participate in a Holders' General Meeting in person, by proxy, by correspondence and, in accordance with Article L. 228-61 of the French Commercial Code by any other means of telecommunication allowing the identification of participating Holders.

Decisions of the Holders' General Meetings once approved will be published by way of a press release posted by the Company on its website (https://inventivapharma.com).

8.	Suspension of the ability to exercise the Warrants

In case of a capital increase, absorption, merger, spin-off or issue of new Shares or securities giving access to the share capital, or any other financial transaction involving a preferential subscription right or reserving a priority subscription period for the benefit of the Company's shareholders, the Company will be entitled to suspend the exercise of the Warrants for a period that may not exceed three months or any other period set by the applicable regulations. Notwithstanding anything contained herein, in the case of a suspension under this Condition 8, the Exercise Period shall be automatically extended for the same duration as the period of suspension. The Company's decision to suspend the ability to exercise the Warrants will be published (to the extent that such publication is required under French law or any other form of communication compliant with applicable regulations) in the Bulletin des annonces légales obligatoires. This notice will be published at least seven (7) calendar days (so long as required by French law) before the suspension becomes effective and will indicate the dates on which the suspension exercise of the Warrants will begin and end. This information will also be the object of a notice published by the Company and posted online on its website (https://inventivapharma.com) pursuant to Condition 12 and a notice published by Euronext Paris.

9.	Modification of the rules for profit distribution, capital amortization, modification of the legal form or corporate purpose of the Company

Pursuant to the provisions of Article L. 228-98 of the French Commercial Code and to the extent not already covered by the provisions of Condition 5:

(i)	the Company may modify its form or corporate purpose without the approval of the Holders’ General Meeting;

(ii)	the Company may, without requesting the approval of the Holders’ General Meeting, amortize its share capital, modify the allocation of its profits or issue preferred shares, as long as there are outstanding/unexercised Warrants, provided that it has taken the necessary measures to preserve the rights of the Holders (see Condition 5 above);

(iii)	in case of a reduction in the Company's share capital motivated by losses and carried out by reducing the nominal amount or the number of shares making up the share capital, the rights of the Holders will be reduced accordingly, as if they had exercised the Warrants before the date on which the capital reduction became effective. In case of a reduction in the Company's share capital by reducing the number of shares, the new Exercise Ratio will be equal to the product of the Exercise Ratio in force before the reduction in the number of shares and the ratio of the number of shares outstanding to the number of shares and the following ratio:

Number of Shares forming the share capital after the transaction

___________________________________________________________

Number of Shares forming the share capital before the transaction

10.	New issues and assimilation

The Company may not, unless it requires the consent of the Holders’ General Meeting, issue other warrants similar (assimilable) to the Warrants. To the extent that these similar (assimilable) warrants and the Warrants will confer identical rights in all respects and that the terms and conditions of these warrants are identical to those of the Warrants, the Holders and the holders of these warrants will be regrouped in a single mass for the defense of their common interests. For the sake of clarity, the Company may issue the pre-funded warrants contemplated in the subscription agreements with respect to the issue of the PFW-BSAs (as defined in the Subscription Agreement).

11.	Absence of restriction on the free negotiability of the Warrants and the Warrant Shares to be issued upon exercise

Nothing in the Company’s by-laws’ provisions restricts the free negotiability of the Warrants and the Shares comprising the Company's share capital.

12.	Notices

Notices to Holders will be given by means of a notice posted on the Company’s website (www.inventiva.com).

13.	Taxes

The Company shall pay any and all documentary, stamp, transfer and other similar taxes which may be payable under French laws with respect to the issue and delivery of Warrant Shares upon exercise of the Warrants.

14.	Successor and Assigns

These Terms and Conditions shall be binding upon and inure to the benefit of the Holders and their assigns, and shall be binding upon any entity succeeding to the Company by consolidation, merger or acquisition of all or substantially all of the Company’s assets. The Company may not assign the Warrants or any rights or obligations hereunder without the prior written consent of each Holder.

15.	Third Party Rights

These Warrants confer no right on any person other than the Holder thereof to enforce any of these Terms and Conditions or any other term of these Warrants.

16.	Governing Law

These Terms and Conditions shall be interpreted, governed by and construed in accordance with the law of France.

Any suit, action or proceeding arising out of or based upon the Warrants or the transactions contemplated by these Terms and Conditions will be submitted to the exclusive jurisdiction of the Paris commercial court (Tribunal de commerce de Paris), and, to the extent permitted by law, the Company and the Holders irrevocably waive any objection it may now or hereafter have to personal jurisdiction the laying of venue of any such suit, action or proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

Appendix A

Form of Exercise Notice

To: [Registrar]

Attention: [●]

Copy to: Company

Attention: Frederic Cren ([●]) / Jean Volatier ([●])

EXERCISE NOTICE

Reference is made to the Warrants (ISIN code: FR001400TFF7), issued on December 19, 2024, by Inventiva S.A., a société anonyme organized under the laws of France and registered with the Register of Commerce and Companies (Registre du Commerce et des Sociétés) of Dijon under number 537 530 255, with a registered capital of Euros [[_]] and having its registered office at 50, rue de Dijon, 21121 Daix, France (the “Company”).

The undersigned, [●], residing [●], having a full knowledge of the Company’s by-laws and the terms of and conditions of the Warrants, benefitting from the cancellation of the preferential subscription right, and, in accordance with and pursuant to the terms of the Warrants, it being understood and agreed that one Warrant is exercisable for [one]2 Share, the undersigned hereby elects to exercise [LETTERS] ([NUMBERS]) Warrants out of the ___________________ Warrants held by the undersigned.

[In addition, pursuant to Condition 4, the undersigned elects to receive3:

(a)	the next lower number of Warrant Shares to which the exercise of the number of Warrants indicated above gives right; in which case the undersigned will receive from the Company a cash payment equal to the product of the remaining fractional share multiplied by the value of a Share, equal to the last price quoted on Euronext Paris[4] on the last trading day preceding the Exercise Date, such amount to be paid by the Company by wire transfer of immediately available funds in Euros to on the following account number [●][5];

(b)	the next greater number of Warrant Shares to which the exercise of the number of Warrants indicated above gives right, and the undersigned pays to the Company, together with the Aggregate Exercise Price, an amount equal to the value of the additional fraction of a share thus delivered, calculated on the basis set out in (a) and equal to €[●][6].]

[2]	This corresponds to the Exercise Ratio on the issue date – to be modified if the Exercise Ratio is adjusted pursuant to Condition 5 (or, as the case may be, Condition 9).

[3]	Please modify according to your choice. Pursuant to Condition 4, If no choice is made, you will receive a number of Shares rounded down to the nearest whole number, and the remainder in cash as described in (a).
[4]	To be modified as the case may be.
[5]	To be filled-in by the undersigned.

[6]	The calculation of such amount made by the Holder shall not be binding on the Company and the Registrar, and the Company or the Registrar will be entitled to disregard the choice of the Holder to apply this paragraph (b), and therefore apply paragraph (a) if either of them disagree with this calculation, in which case they will refund the Holder of the amount in question.

As a result of the above, the undersigned:

-	hereby subscribes to [LETTERS] ([NUMBERS]) Warrant Shares (the “Exercised Shares”),

-	pays in whole and immediately an Aggregate Exercise Price (as defined in Condition 2(b)) amounting to €[LETTERS] (€[NUMBERS])[, plus an amount of €[LETTERS] (€[NUMBERS]) as per paragraph b) above, amounting to a total of €[LETTERS] (€[NUMBERS])] by wire transfer of immediately available funds in Euros to on the account number [__●__] open in the name of the Company at Registrar, bank code [__●__], guichet code [__●__], RIB key [__●__], Swift [__●__], IBAN [__●__] of the corresponding amount.

Pursuant to Condition 2(e), on the Exercised Shares Delivery Date, the Exercised Shares will be credited7:

(i)	to the undersigned’s securities account opened in the name of the undersigned with the Registrar,

(ii)	to the following undersigned’s securities account [__●__]8,

(iii)	in the name of the Holder, to The Bank of New York Mellon (or any successor thereto) as the depositary for the Company’s American Depositary Shares.

Subscription Date:________________________________

Name:________________________________________

By:	[9]
Name:
Title:
Dated:

[7]	Please modify according to your choice.
[8]	Please insert the exact details of the account and of the counterparty
[9]	Please insert the following handwritten note above the signature ”Valid for the subscription of [●] ([●]) Exercised Shares”.

Appendix B

Form of acknowledgement by the Registrar

To: [Holder]

Attention: [●]

Copy to: Company

Attention: Frederic Cren ([●]) / Jean Volatier ([●])

The Registrar hereby acknowledges this Exercise Notice attached hereto.

Date:
By:
Name:
Title: